Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, CA 90071-2007	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019-6150
July 19, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	URS Corporation / Washington Group International, Inc. Proxy Statement on Schedule 14A (Amendment No. 1)
Ladies and Gentlemen:
        On May 27, 2007, URS Corporation and Washington Group International, Inc. entered into a definitive agreement pursuant to which URS will acquire Washington Group. If the transaction is completed, each outstanding share of Washington Group common stock will be converted into the right to receive 0.772 of a share of URS common stock and $43.80 in cash.
        In connection with the proposed transaction, on July 17, 2007, URS Corporation and Washington Group International, Inc. submitted via EDGAR a joint preliminary proxy statement on Schedule 14A. As a result of a technical error, page 140 was missing from that filing and page 139 appears twice; this Amendment No. 1 to the Schedule 14A is being filed solely to remedy that error.
        The joint preliminary proxy statement will be used in connection with the solicitation of proxies for special meetings of URS’ and Washington Group’s stockholders. At the URS special meeting, URS’ stockholders will consider a proposal to approve the issuance of shares of URS common stock in the merger. At the Washington Group special meeting, Washington Group’s stockholders will consider a proposal to adopt the merger agreement and approve the merger.
        Upon clearance of the joint preliminary proxy statement, URS will file a Registration Statement on Form S-4 and request acceleration of effectiveness.

Securities and Exchange Commission
July 19, 2007

        Please direct any questions or correspondence concerning the joint preliminary proxy statement to URS’s counsel, David M. Hernand of Latham and Watkins LLP at (213) 485-1234 (fax: (213) 891-8763), and Washington Group’s counsel, David A. Katz of Wachtell, Lipton, Rosen & Katz at (212) 403-1309 (fax: (212) 403-2309).
        Very truly yours,

/s/ David M. Hernand	/s/ David A. Katz
David M. Hernand Latham & Watkins LLP	David A. Katz Wachtell, Lipton, Rosen & Katz

cc:	Martin Koffel URS Corporation

Stephen G. Hanks Washington Group International, Inc.